Benjamin Niehaus
April 22, 2022	T + 617 235 4675
benjamin.niehaus@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO California Flexible Municipal Income Fund
File Nos. 333-262811 and 811-23781

Dear Ms. Dubey:

Thank you for your letter, dated March 17, 2022 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO California Flexible Municipal Income Fund (the “Fund”), which was filed with the SEC on February 17, 2022. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

1.

Comment: Inasmuch as Section 8(c) of the Securities Act of 1933 (“Securities Act”) relates to post-effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c)”.

Response: The Fund has made the requested change.

PROSPECTUS

Cover Page

2.	Comment: The first sentence under each of “Investment Strategy” and “Portfolio Contents” are almost the same. Please disclose this sentence only once on the cover page.

Response: The Fund has made the requested change. The noted sentence will be included in the Investment Strategy section only.

3.

Comment: The third paragraph under “Portfolio Contents” describes the securities and assets in which the Fund may invest “the balance of its assets” and states that such assets are normally expected to include preferred securities. Please identify any other securities and/or assets in which the Fund may invest the balance of its assets that are part of the Fund’s principal investment strategies and disclose the corresponding risks of such investments in the Principal Risks of the Fund section, or explain to us why doing so is not appropriate.

Response: The Fund has revised the noted disclosure as follows:

~~The~~In addition to other types of securities and assets described in this section, the Fund may invest the balance of its assets (i.e., not towards its 80% policy noted above) in securities and assets that produce taxable income. Such assets are normally expected to include, but are not limited to, preferred securities, with an emphasis on preferred securities that, at the time of issuance, are eligible to pay dividends that qualify for certain favorable federal income tax treatment, such as dividends that are treated as qualified dividend income and eligible for the dividends received deduction (in each instance, provided certain requirements and holding periods are satisfied).

The Fund believes the principal risks of these investments are adequately disclosed.

4.

Comment: The paragraph on pages ii and iii describes credit spread trades. Please describe the risks of credit spread trades in the Principal Risks of the Fund section or explain to us why doing so is not appropriate.

Response: The Fund believes the existing disclosure is adequate as the Principal Risks disclosure already provides a fulsome discussion regarding the principal risks of investing in derivatives.

5.

Comment: The seventh sentence on page iii states that the Fund may invest up to 5% of its assets in other investment companies that invest primarily in municipal bonds and other municipal securities. Please disclose in an appropriate location that the Fund will consider the holdings of other investment companies in which it invests for purposes of complying with its 80% investment policy.

Response: The Fund respectfully declines to make the change requested by the Staff at this time. If the Fund were to invest in other investment companies, and such other investment companies have adopted a policy to concentrate in a particular industry, the Fund will consider such policy. By taking into consideration such concentration policies, the Fund effectively “considers” the holdings of such other investment companies.

However, the Fund does not look through to the holdings of other investment companies for purposes of the Fund’s 80% investment policy.

6.

Comment: The second sentence under “Leverage” states that the Fund may “use” credit default swaps. If the Fund intends to sell credit default swaps, please disclose that the Fund intends to do so and disclose the corresponding risks of selling credit default swaps in the Principal Risks of the Fund section, or explain to us why doing so is not appropriate.

Response: The Fund has revised the noted disclosure as follows:

The Fund currently intends, subject to favorable market conditions, to add leverage to its portfolio through the use of tender option bonds and, within its first year of operations, by issuing Preferred Shares. The Fund may also choose to add leverage through the use of reverse repurchase agreements, selling credit default swaps, dollar rolls/buy backs or borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may issue Preferred Shares without the approval of holders of Common Shares (“Common Shareholders”). If and when the Fund issues Preferred Shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the Preferred Shares will be borne by the Common Shareholders, and these costs and expenses may be significant. The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts), total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions.

Regarding the corresponding risks of selling credit default swaps, the Fund has added the following risk factor in the Principal Risks of the Fund section:

Credit Default Swaps Risk

Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.

Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.

The market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. The Fund will be subject to credit risk with respect to the counterparties to the credit default swap contract (whether a clearing corporation or another third party). If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.

Prospectus Summary — Continuous Offering (page 1)

7.

Comment: The second sentence of the last paragraph of this section states that the Fund reserves the right to reject a purchase order for any reason. A similar statement is made in the third paragraph under “Acceptance and Timing of Purchase Orders” on page 94. Disclosure in the third paragraph under “Purchasing Shares” on page 85, however, states that the Fund and the Distributor each reserve the right to reject any purchase order for any reason, including when, in the judgment of management, such suspension or rejection is in the best interest of the Fund. Please revise the disclosure here and on page 94 to be consistent with the disclosure on page 85.

Response: The Fund has made the requested changes, as shown below:

Continuous Offering (page 1)

The Fund and the Distributor each reserves the right, in its sole discretion, to reject ~~a~~any purchase order for any reason, including when, in the judgment of management, such rejection is in the best interests of the Fund.

ACCEPTANCE AND TIMING OF PURCHASE ORDERS (page 94)

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Common Shares~~.~~ in whole or in part, when, in the judgment of management, such rejection is in the best interests of the Fund.

Prospectus Summary — Investment Objectives and Strategies (pages 2 – 3)

8.

Comment: Please revise the heading of this section to insert the word “Principal” before “Strategies”. Also, please move disclosure of any non-principal investment strategies to another location outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2. See also Instruction 1 to Item 8.4. of Form N-2.

Response: The Fund has made the requested change to the heading. The Fund’s use of the strategies listed in this section may change over time and therefore respectfully submits that each of the strategies listed in this section may be considered a principal strategy of the Fund.

Prospectus Summary — Principal Risks of the Fund (pages 8 – 27)

9.

Comment: This section of the Prospectus Summary is approximately 19 pages. The Principal Risks of the Fund section of the Prospectus is approximately 21 pages. Please summarize the disclosure of the Fund’s principal risks in this section of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2.

Response: The Fund believes that the disclosure of the Fund’s principal risks in the Prospectus Summary provides an appropriate summary and is helpful to convey the nature of the risks that come with the Fund’s disclosed principal investment strategies.

Prospectus Summary — Principal Risks of the Fund — Interest Rate Risk (page 9)

10.

Comment: Please revise the first sentence of this risk factor to state that fixed income securities and other instruments in the Fund’s portfolio will decline in value because of an increase in interest rates.

Response: The Fund has made the following change:

Interest rate risk is the risk that fixed income securities and other instruments in the Fund’s portfolio will decline in value because of ~~a change~~an increase in interest rates.

Prospectus Summary — Principal Risks of the Fund — New York State-Specific Risk (page 12)

11.

Comment: Inasmuch as New York State-Specific Risk is identified as a principal risk of the Fund, please identify investments in municipal bonds issued by the state of New York in the Investment Objectives and Strategies section or explain to us why doing so is not appropriate.

Response: The Fund has added disclosure to clarify that the Fund may invest in municipal bonds issued by the state of New York.

Prospectus Summary — Principal Risks of the Fund — Securities Lending Risk (page 25)

12.

Comment: Inasmuch as securities lending risk is identified as a principal risk of the Fund, please identify securities lending in the Investment Objectives and Strategies section or explain to us why doing so is not appropriate.

Response: Securities lending is not a principal investment strategy of the Fund. Accordingly, the Fund has moved the Securities Lending Risk disclosure to the Statement of Additional Information.

Prospectus Summary — Principal Risks of the Fund — Portfolio Turnover (page 25)

13.

Comment: The first sentence states that the Investment Manager manages the Fund without regard generally to restrictions on portfolio turnover. If frequent trading is a principal investment strategy, please identify frequent trading in the Investment Objectives and Strategies section.

Response: Frequent trading is not a principal investment strategy of the Fund. Accordingly, the Fund did not make any changes in response to this comment.

Summary of Fund Expenses (pages 27 – 29)

14.

Comment: Please confirm that the date the Management Fee Waiver Agreement described in note 7 and the Expense Limitation Agreement described in note 8 will expire at least one year from the effective date of the Fund’s registration statement.

Response: The Fund confirms that the date the Management Fee Waiver Agreement described in note 7 and the Expense Limitation Agreement described in note 8 will expire at least one year from the effective date of the Fund’s registration statement.

15.

Comment: Exhibit k.3. states that the Fund’s Fee Waiver Agreement will be filed by amendment. Inasmuch as footnotes 7 and 8 each describe a fee waiver/reimbursement agreement, please confirm to us that both of these agreements will be filed as exhibits to the Fund’s registration statement.

Response: The Fund confirms that the noted agreements will be filed as exhibits to the Fund’s registration statement.

Portfolio Contents and Other Information — Bonds (page 38)

16.

Comment: The first sentence of this section states that the Fund may invest in bonds issued by, among others, foreign corporations and other entities. If investing in bonds issued by emerging market issuers is part of the Fund’s principal investment strategies, please identify emerging market issuers here and disclose the corresponding risks of emerging markets in the Principal Risks of the Fund section, or explain to us why doing so is not appropriate. See ADI 2020-11 (Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets).

Response: The Fund does not expect to invest in bonds issued by emerging markets issuers as part of the Fund’s principal investment strategies. Accordingly, the Fund did not make any changes in response to this comment.

Portfolio Contents and Other Information — Short Sales (pages 45 – 46)

17.	Comment: Please confirm to us that an estimate of the interest and dividend expenses of short sales will be reflected in the fee table.

Response: The Fund confirms an estimate of the interest and dividend expenses to be paid on any such transactions will be reflected in the fee table in accordance with Form N-2 in accordance with the Fund’s estimated exposure.

Management of the Fund — Fee Waiver Agreement (page 78)

18.	Comment: The last sentence of this section repeats the last sentence on page 78. Please disclose this sentence only one time.

Response: The Fund has made the requested changes by deleting the sentence from page 77.

Sales Charge - Class A-2 and Class A-4 Common Shares — How EWCs will be Calculated (page 91)

19.

Comment: This first sentence of this section states that an EWC is imposed on repurchases of Class A-2 and Class A-4 Common Shares “on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC.” Please clarify the quoted disclosure in this sentence.

Response: The Fund has revised the noted disclosure as follows:

An EWC is imposed on repurchases of Class A-2 and Class A-4 Common Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments on which you paid no initial sales charge as a result of reaching a breakpoint on the initial purchase and have not been held 12 months~~subject to the EWC~~.

Sales Charge - Class A-2 and Class A-4 Common Shares — Reductions and Waivers of Initial Sales Charges and EWCs (pages 91 – 92)

20.

Comment: Please revise the first sentence of the second paragraph to delete references to reductions or waivers of the EWC at the sole discretion of the Distributor. Please disclose that reductions or waivers of EWCs due to hardship or minimal cost to the Distributor will be applied uniformly. See Rule 6c-10(a)(3) under the Investment Company Act of 1940.

Response: The Fund has revised the noted disclosure as follows:

EWCs on Class A-2 and Class A-4 Common Shares may be reduced or waived for repurchases where the shareholder can demonstrate hardship~~, which shall be determined in the sole discretion of the Distributor, and~~ and/or there will be minimal cost borne by the Distributor associated with the repurchase~~, which shall~~. What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor~~.~~, but will be applied uniformly to all shareholders that can demonstrate such hardship or for which there will be such minimal cost. The Distributor follows how Internal Revenue Service regulations classify “hardship” – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need. The Distributor generally determines an EWC waiver or reduction to be of “minimal cost” where the shareholder can demonstrate that the repurchase triggering the EWC was inadvertently executed during the period subject to the EWC and substantially all of the EWC period has lapsed.

21.

Comment: The second sentence of the second paragraph states that investors will not be subject to an EWC for “certain transactions” where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please identify the “certain transactions” that qualify for this waiver of the EWC. See Item 12(a)(2) of Form N-1A.

Response: The Fund has revised the noted disclosure as follows:

In addition, investors will not be subject to EWCs for ~~certain~~any transaction~~s~~ where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

Dividend Reinvestment Plan (page 102)

22.

Comment: The last sentence of this section states that additional information about the Plan may be obtained from the Plan Agent. Please disclose the telephone number or address of the Plan Agent. See Item 10.1.e.(3) of Form N-2.

Response: The Fund has made the requested changes.

Anti-Takeover and Other Provisions in the Declaration of Trust (pages 105 – 106)

23.

Comment: Please briefly describe the limitations on derivative and direct claims set forth in Sections 5 and 6, respectively of Article III of the Declaration of Trust. Please also disclose that these provisions of the Declaration of Trust do not apply to claims made under the federal securities laws.

Response: The Fund has added the following disclosure:

Derivative and Direct Claims of Shareholders

The Declaration contains provisions regarding derivative and direct claims of shareholders. As used in the Declaration, a “direct” shareholder claim refers to a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Fund, including a shareholder’s voting rights under Article V of the Declaration or Article 10 of the Bylaws, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Fund. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Fund or involving any alleged harm to the Fund, are considered a “derivative” claim.

A shareholder or group of shareholders may not bring or maintain any court action, proceeding or claim on behalf of the Fund or any series or class of shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such demand within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or a series or class of shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand. Any Trustee who is not an “interested person” (within the meaning of Section 2(a)(19) of the 1940 Act) of the Fund acting in connection with any demand or any proceeding relating to a claim on behalf of or for the benefit of the Fund shall be deemed to be independent and disinterested with respect to such demand, proceeding or claim.

A shareholder or group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees predicated upon an express or implied right of action under the Declaration (excepting rights of action permitted under Section 36(b) of the 1940 Act), nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of shareholders or shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such request within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or series or class of shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made in their business judgment and shall be binding on all shareholders.

Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be deemed to have notice of and consented to the foregoing provisions. These provisions may limit a shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.

These provisions in the Declaration regarding derivative and direct claims of shareholders shall not apply to claims made under federal securities laws.

24.

Comment: Please briefly describe the exclusive forum provision set forth in Section 11.1 of the Bylaws. If this disclosure is included in this section of the Prospectus, please revise the heading of this section to also reference the Bylaws.

Response: The Fund has added the following disclosure:

Forum for Adjudication of Disputes

The Bylaws provide that unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any action or proceeding brought on behalf of the Fund or one or more of the shareholders, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer, other employee of the Fund, or the Fund’s investment adviser to the Fund or the Fund’s shareholders, (iii) any action asserting a breach of contract by the Fund, by any Trustee, officer or other employee of the Fund, or by the Fund’s investment adviser, (iv) any action asserting a claim arising pursuant to any provision of the Massachusetts Business Corporation Act, Chapter 182 of the Massachusetts General Laws or the Declaration or the Bylaws, (v) any action to interpret, apply, enforce or determine the validity of the Declaration or the Bylaws or any agreement contemplated by any provision of the 1940 Act, the Declaration or the Bylaws, or (vi) any action asserting a claim governed by the internal affairs doctrine shall be within the federal or state courts in the Commonwealth of Massachusetts (each, a “Covered Action”).

The Bylaws further provide that if any Covered Action is filed in a court other than in a federal or state court sitting within the Commonwealth of Massachusetts (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the federal and state courts within The Commonwealth of Massachusetts in connection with any action brought in any such courts to enforce the preceding sentence (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be (i) deemed to have notice of and consented to the foregoing paragraph and (ii) deemed to have waived any argument relating to the inconvenience of the forum referenced above in connection with any action or proceeding described in the foregoing paragraph.

This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims and increase the costs for a shareholder to pursue such claims. If a court were to find the forum selection provision contained in the Bylaws to be inapplicable or unenforceable in an action, the Fund may incur additional costs associated with resolving such action in other jurisdictions. This forum selection provision shall not apply to claims made under federal securities laws. The enforceability of exclusive forum provisions is questionable.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Restrictions (pages 105 – 106)

25.	Comment: Please add “or group of industries” after “particular industry” in the first sentence of (1). See Item 17.2.e. of Form N-2.

Response: The Fund respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a related group of industries. Neither Section 8(b)(1)(E) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries and the Fund is not seeking to circumvent such requirements. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the PIMCO fund complex. Accordingly, the Fund did not make any changes in response to this comment.

Investment Restrictions — Other Information Regarding Investment Restrictions (page 106 – 109)

26.

Comment: The first full sentence on page 108 states that tax-exempt municipal bonds are not subject to the Fund’s industry concentration policy. Please confirm to us that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Registrant confirms that, to the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to the issuer’s industry for purposes of applying the Fund’s concentration policy.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

27.	Comment: Please confirm that the opinion and consent of Ropes & Gray LLP to be filed by amendment is consistent with Staff Legal Bulletin 19.

Response: The Fund’s counsel hereby confirms that the legality opinion will comply with Staff Legal Bulletin 19.

Signature Page

28.

Comment: We note that the trustees have not signed the registration statement. Please ensure that once the Board of Trustees has been properly constituted and officers appointed, a pre-effective amendment to the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund. See Section 6(a) of the Securities Act.

Response: The Fund confirms that the pre-effective amendment filed herewith (and all subsequent amendments) to the registration statement will be signed by a majority of Trustees and the required officers of the Fund.

GENERAL COMMENTS

29.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund notes that no test the waters materials have been presented to potential investors in connection with this offering.

30.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Except as noted below in response to comment 31, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

31.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund intends to rely on Rule 430A under the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

32.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement.

Response: The Fund notes that PIMCO has submitted an amended and restated co-investment relief application (filed on March 3, 2022), which, if granted, would permit the Fund, among other things, co-invest with certain other persons, including certain affiliates of PIMCO and certain public and private funds managed by PIMCO and its affiliates, subject to certain terms and conditions. Disclosure describing this co-investment application is included in the Registration Statement. Otherwise, the Fund does not currently intend to submit any exemptive application or no-action request.

33.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund has done so.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 235-4675 if you have any questions regarding the foregoing.

Very truly yours,

Benjamin Niehaus

cc:	Wu-Kwan Kit, Esq.
Timothy A. Bekkers, Esq.
David C. Sullivan, Esq.